UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 333-267453

TIAN’AN TECHNOLOGY GROUP LTD.

(Translation of registrant’s name into English)

Room 501, No. 3, Lane 743,

Taopu Road, Putuo District

Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On September 3, 2024, Tian’an Technology Group Ltd. (the “Company”) released its unaudited condensed interim consolidated statements of financial position for the 6-month period ended on June 30, 2024 and related footnotes, which are set forth below:

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
ASSETS

Current Assets:
Cash	$14,007	$3,058
Account receivables	772	2,618
Other receivables	631	635
Advances to suppliers	122,246	170,922

Total Current Assets	137,656	177,233

Noncurrent Assets:
Equipment, net	1,811	-

TOTAL ASSETS	$139,467	$177,233

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Payroll payable	$7,946	$7,874
Taxes payable	795	-
Advances from customers	182,564	243,552
Advances from customers - related party	190,324	155,135
Due to related parties	273,560	97,138
Shares to be issued	-	107,200
Other payables	21,174	110,298

Total Current Liabilities	676,363	721,197

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, No par value, 100,000,000 shares authorized; 45,518,000 shares and 45,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023	-	-
Additional paid-in capital	607,200	500,000
Accumulated deficits	(1,167,497)	(1,064,348)
Other comprehensive income	23,401	20,384

Total Stockholders’ Equity	(536,896)	(543,964)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$139,467	$177,233

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended June 30,
	2024	2023

Revenue	$54,720	$169,004
Revenue - related parties	78,032	47,688
	132,752	216,692

Cost of revenue	31,588	119,901
Cost of revenue - related parties	44,705	37,045
	76,293	156,946

Gross profit	56,459	59,746

Operating Expenses:
Selling and marketing	18,356	17,657
General and administrative	140,678	118,531

Total operating expenses	159,034	136,188

Loss from operations	(102,575)	(76,442)

Other Income (Loss):
Interest income, net	9	17
Other expense, net	(583)	(474)
Other loss, net	(574)	(457)

Loss before income taxes	(103,149)	(76,899)

Income taxes	-	-
Net loss	(103,149)	(76,899)
Other Comprehensive Loss:
Foreign currency translation adjustment	3,017	18,489

Comprehensive loss	$(100,132)	$(58,410)

Loss per common share, basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	45,501,016	45,000,000

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Other
	Number of Shares	Common Stock	Paid-in Capital	Accumulated Deficits	Comprehensive Income	Total
Balance at December 31, 2022	45,000,000	$-	$500,000	$(814,339)	$6,840	$(307,499)
Net loss	-	-	-	(250,009)	-	(250,009)
Foreign currency translation adjustment	-	-	-	-	13,544	13,544
Balance at December 31, 2023	45,000,000	-	500,000	(1,064,348)	20,384	(543,964)
Net loss	-	-	-	(103,149)	-	(103,149)
Issuance of new shares	518,000	-	107,200	-	-	107,200
Foreign currency translation adjustment	-	-	-	-	3,017	3,017
Balance at June 30, 2024 (unaudited)	45,518,000	$-	$607,200	$(1,167,497)	$23,401	$(536,896)

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(103,149)	$(76,899)
Adjustments to Reconcile Net Loss to Net Cash
Provided by (Used in) Operating Activities:
Depreciation and amortization	52	-
Accounts receivable	1,835	(37,899)
Other receivables	-	805
Advances to suppliers	46,268	(122,385)
Accounts payable	-	12,626
Advances from customers	151,455	7,215
Advances from customers - related party	(174,858)	370,813
Payroll payable	121	299
Taxes payable	2,292	217
Other payables	(88,712)	200

Net Cash Provided by (Used in) Operating Activities	(164,696)	154,992

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	177,564	49,062
Repayments to related parties	-	(144,301)

Net Cash Provided by (Used in) Financing Activities	177,564	(95,239)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,868)	-

Net Cash Used in Investing Activities	(1,868)	-

Effect Of Exchange Rate Changes On Cash	(51)	(3,400)

Net Increase in Cash	10,949	56,353
Cash, beginning of the period	3,058	15,005

Cash, end of the period	$14,007	$71,358

Supplemental Disclosure of Cash Flow Information:
Interest	$9	$17
Income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

TIAN’AN TECHNOLOGY GROUP LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include data of Tian’an Technology Group Ltd. (“Tian’an”), a holding company incorporated in the British Virgin Islands (“BVI”) on April 8, 2021; Yunke Jingrong Information Technology, Co., Ltd. (“Yunke”), a holding company incorporated in Hong Kong on October 27, 2021 and Shanghai Qige Power Technology Co., Ltd. (“Shanghai Qige”), an operating company incorporated in the People’s Republic of China (“the PRC”) on August 10, 2016. Shanghai Qige is a wholly owned subsidiary of Yunke, which is a wholly owned subsidiary of Tian’an. Tian’an, Yunke and Shanghai Qige are collectively referred to as “the Company”. Currently, all of the Company’s operations are conducted through its subsidiary Shanghai Qige. Tian’an and Yunke are holding companies and have no operations. Through, Shanghai Qige, we were engaged in the technology driven sales of power control and service systems solutions. In the third quarter of 2022, the Company shifted its business model and through Shanghai Qige, focused on graphene production enterprises and engaged in the health therapy industry. We utilize the far-infrared heat therapy characteristics of graphene, which is incorporated into our products.

The Company’s initially marketing efforts are in the Eastern China market with intention of developing a nationwide marketing network. The Company has developed a reputation of excellence in product quality and after sales service.

Name of Consolidated Companies	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Principal Activities
Tian’an Technology Group Ltd.	April 8, 2021, British Virgin Islands	USD $0	89% owned by Mr. Hengfei Yang	Investment holding
Yunke Jingrong Information Technology Co., Ltd.	October 27, 2021, PRC	USD $0	100% owned by Tian’an	Investment holding
Shanghai Qige Power Technology Co., Ltd.	August 10, 2016, PRC	USD $0	100% owned by Yunke Jingrong	Production and distribution of power drive product systems and retail of healthcare products

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the Company and its wholly-owned subsidiaries. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company accounts and transactions have been eliminated. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions by Management include, among others, useful life and impairment analysis of long-lived assets, valuation of inventory and right-of-use assets and liabilities, allowance for credit loss of financial assets, other receivables and prepayments. While Management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Concentrations of Business and Credit Risks

All of the Company’s operations are located in the PRC. There can be no assurance that the Company will be able to successfully continue to operate its business and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Moreover, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. These contingencies include general economic conditions, prices of raw materials, competition, governmental and political conditions, and changes in regulations. Since the Company is dependent on trade in the PRC, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company’s operations will be subject to the risks of restrictions on transfer of funds, domestic customs, changing taxation policies, foreign exchange restrictions, and political and governmental regulations. The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between United States dollars (“USD”) and the Chinese currency Renminbi (“RMB”). The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting periods.

Statements of Cash Flows

In accordance with Statement FASB ASC Topic 230, “Statement of Cash Flows”, cash flow from the Company’s operations is calculated based upon the local currencies and translated to the reporting currency using an average foreign exchange rate for the reporting period. As a result, amounts related to assets and liabilities reported in the statements of cash flows will not necessarily be the same as the corresponding balances on the consolidated balance sheets.

Cash

Cash consist primarily of cash on hand and cash in banks which is readily available in checking and saving accounts. The Company maintains cash with various financial institutions in the PRC where its accounts are uninsured. The Company has not experienced any losses from funds held in bank accounts and believes it is not exposed to any risk on its bank accounts.

Advances to Suppliers

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of June 30, 2024 and December 31, 2023, advances to suppliers amounted to $122,246 and $170,922, respectively.

Inventories

Inventories are stated at the lower of cost or market value. The Company used the weighted average cost method of accounting for inventories. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of June 30, 2024 and December 31, 2023, the Company did not record inventory valuation allowance.

Equipment

Equipment are stated at cost less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Operating Equipment	5 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the consolidated statements of operations. Maintenance, repairs, and minor renewals are charged directly to expenses as incurred. Significant renewals and betterment to buildings and equipment are capitalized. Leasehold improvements are depreciated over the lesser of the useful life or the life of the lease.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the six months ended June 30, 2024 and 2023.

Leases

The Company leases space from third parties for its plant sites and/or office space. In accordance with Statement FASB ASC Topic 842, the Company recognizes a right-of-use asset and lease liability at the commencement date of the of the lease contract and recognizes in profit or loss the lease cost or expense during the lease term. As an accounting policy, the Company elects not to recognize a right-of-use asset and lease liability requirement to short-term leases, which with a term of 12 months or less, instead, recognizes the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The Company generally uses an incremental borrowing rate as discount rate to measure its lease liabilities, as the rate implicit in the lease is typically not readily determinable. Certain lease agreements include renewal options that are under the Company’s control. The Company includes optional renewal periods in the lease term only when it is reasonably certain that the Company will exercise its option.

Variable lease payments include payments to lessors for taxes, maintenance, insurance and other operating costs as well as payments that are adjusted based on an index or rate. The company’s lease agreements do not contain any significant residual value guarantees or restrictive covenants.

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) Topic 606, Revenues from Contract with Customers (“ASC 606”) for all periods presented. Under ASC 606, revenue is recognized when control of the promised goods and services is transferred to the Company’s customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services, net of value-added tax. We determine revenue recognition through the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations in the contract; and
●	Recognize revenue when (or as) the entity satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied by the control of the promised goods and services is transferred to the customers, which at a point in time or over time as appropriate.

Our revenues are net of value added tax (“VAT”) collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB Accounting Standards Codification No. 820, Fair Value Measurement (“ASC 820”), which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Loss per Common Share

The basic loss per share is calculated by dividing the Company’s net loss available to common shareholders by the weighted average number of common shares during the year. The diluted loss per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. Diluted loss per share is the same as basic loss per share due to the lack of dilutive instruments in the Company. For the six months ended June 30, 2024 and 2023, the Company had no potential dilutive common stock equivalents outstanding.

Income Taxes

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Translation of Foreign Currencies

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ equity in the consolidated balance sheet.

	June 30,
	2024	2023
Year ended RMB: USD Exchange rate	0.1403	0.1379
Average yearly RMB: USD Exchange rate	0.1407	0.1443

December 31, 2023
Year ended RMB: USD Exchange rate	0.1412
Average yearly RMB: USD Exchange rate	0.1423

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the six months ended June 30, 2024 and 2023, the foreign currency translation adjustments of $3,017 and $18,489, respectively, have been reported as other comprehensive income (loss) in the consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the period from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners. Other comprehensive income is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective for us beginning with our annual reporting for fiscal year 2025 and interim periods thereafter, with early adoption permitted. We are currently evaluating the impact of this standard on our segment disclosures.

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 2 – GOING CONCERN

As of June 30, 2024, the Company had incurred an accumulated deficit of $1,167,497 and a negative working capital of $538,707. The Company will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company’s ability to continue as a going concern from a period of one year from the issuance of these financial statements. The Company intends to continue to fund its business by way of private placements and financing supports from related parties as may be required. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

NOTE 3 – ADVANCES TO SUPPLIERS

The Company periodically makes advances to certain vendors for purchases of raw materials or to service providers for services and records these payments as advances to suppliers. As of June 30, 2024 and December 31, 2023, advances to suppliers amounted to $122,246 and $170,922, respectively.

On May 8, 2023, the Company entered into a manufacturing contract with Xiwang New Material Technology Co., Ltd. (“Xiwang”) to produce 300 customized personal sauna rooms for the Company at a price of RMB 13,800 or $2,000 per room. In accordance with the contract, the Company prepaid a refundable deposit of RMB 1.1 million or approximately $160,000 to Xiwang. The customized personal sauna rooms will be built with the Company’s owned brand, “Qige Power.” As of June 30, 2024 and December 31, 2023, the advance to Xiwang was approximately $94,000 and $160,000, respectively.

NOTE 4 – EQUIPMENT, NET

Equipment consisted of the following:

	June 30, 2024	December 31, 2023
Operating equipment	$1,863	$-
	1,863	-
Less: accumulated depreciation	(52)	-
Equipment, net	$1,811	$-

Depreciation expenses for the six months ended June 30, 2024 and 2023 were $52 and $0, respectively. Management evaluates if any circumstance change that make aggregate undiscounted future cash flow generate by the equipment will be less than its carrying amount in annual basis. There is not any impairment situation for the six months ended June 30, 2024 and 2023, respectively.

NOTE 5 – LEASES

The Company’s lease portfolio primarily consists of an office lease. The lease had a term from April 17, 2021 to April 16, 2024. On October 13, 2022, the Company early terminated the lease. Instead, the Company relocated with a 12-month new lease. As of June 30, 2024 and December 31, 2023, the Company reported no right-of-use assets and lease liabilities.

The following table summarizes the lease costs recognized in the unaudited consolidated statements of earnings:

	For the Six Months Ended June 30,
	2024	2023
Operating lease cost	$-	$-
Short-term lease cost	3,800	3,896
Variable lease cost	-	-
Total lease cost	$3,800	$3,896

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to related parties

On April 15, 2021, the Company entered into a loan agreement of $293,493 with one of its related parties, Mr. Hengfei Yang, without interest charge and collateral. The loan is due on demand. Mr. Hengfei Yang is the Company’s CEO. The loan was repaid in full during the second quarter of 2022. During the six months ended June 30, 2024 and 2023, the Company borrowed an aggregate of $177,564 and $49,062 proceeds from Mr. Yang, and repaid $0 and $144,301, respectively. As of June 30, 2024 and December 31, 2023, the outstanding balance of the loan was $273,560 and $97,138, respectively.

On August 20, 2022, the Company entered into a 12-month loan agreement of $178,241 with one of its related parties, Mr. Jinhua Xu, without interest charge and collateral. During the six months ended June 30, 2023, the Company repaid $129,871. As of June 30, 2024 and December 31, 2023, the outstanding balance of the loan was $0, respectively.

Advances from customers – related parties

Suzhou Aixi Health Technology Co., Ltd. (“Aixi”) is under the common management as the Company. On April 18, 2023, the Company entered into a sale agreement with Aixi to sell 100 sets of graphene based sauna rooms for approximately $253,000. The Company collected $95,414 and $155,135 as advances from Aixi during the six months ended June 30, 2024 and during the year ended December 31, 2023. As of June 30, 2024 and December 31, 2023, the ending balance was $190,324 and $155,135, respectively.

Sales with a related party

During the six months ended June 30, 2024 and 2023, the Company sold healthcare products of $0 and $6,425 to one of its related parties, Suzhou Xinjianlin Health Management Co., Ltd. (“Xinjianlin”).

During the six months ended June 30, 2024 and 2023, the Company sold healthcare products of $78,032 and $41,263 to one of its related parties, Aixi.

NOTE 7 – ADVANCES FROM CUSTOMERS

The Company periodically receives advances from certain customers for product sales and records these collections as advances from customers. As of June 30, 2024 and December 31, 2023, advances to suppliers amounted to $182,564 and $31,768, respectively.

NOTE 8 – OTHER PAYABLES

As of June 30, 2024 and December 31, 2023, the Company reported $21,174 and $110,298 as its other payables, respectively. The other payables mainly consist of payables for professional services, including audit, legal, and financial statement filing services.

NOTE 9 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock without par value. As of June 30, 2024 and December 31, 2023, it had 45,518,000 and 45,000,000 shares outstanding, respectively.

On July 13, 2022, the Company declared a reverse stock split to convert its outstanding common stock from 100,000,000 shares to 40,000,000 shares.

On August 22, 2022, the Company issued 5 million shares to 66 individuals for RMB 3,400,700 or approximately $500,000. The relevant subscription receivable has been collected in May and June 2022.

On October 26, 2023, the Company sold 500,000 shares to Mr. Gang Wang for $100,000. On December 25, 2023, the Company sold 18,000 shares to Mr. Lihong Zou for $7,200. Those shares were issued during the six months ended June 30, 2024.

NOTE 10 – TAXES

Income Taxes

British Virgin Islands (“BVI”)

Tian’an is registered in BVI and are not subject to tax on income or capital gain. In addition, payments of dividends by Tian’an to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Yunke, is incorporated in Hong Kong and have no operating profit or tax liabilities during the period. Yunke is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

The PRC

The Company’s subsidiary operating in the PRC is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%. The reconciliation of income tax rate to the effective income tax rate for the six months ended June 30, 2024 and 2023 from our continuing operation is as follows:

	For the Six Months Ended June 30,
	2024	2023
Loss before income taxes from operations in the PRC	$(103,149)	$(76,899)
Statutory income tax rate	25%	25%
Income tax expense at statutory rate	(25,787)	(19,225)
Tax effect of non-deductible items	-	-
Valuation allowance of deferred tax assets	25,787	19,225
Income tax expense	$-	$-

Management believes that it is more likely than not that the deferred tax assets will not be fully realizable in the future. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets of $25,787 and $62,502 as of June 30, 2024 and December 31, 2023, respectively, primarily relating to net operating loss carryforwards from the local tax regime.

Value-Added Tax and Other Withholding and Other Levies

The Company’s products are sold in the PRC and are subject to VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company for raw materials and other materials included in the cost of producing or acquiring its finished products. The Company records a VAT payable net of payments if the VAT payable on the gross sales is larger than VAT paid by the Company on purchase of materials or finished goods: otherwise, the Company records a VAT deductible in the accompanying financial statements net of any VAT payable at the end of reporting periods. As of June 30, 2024 and December 31, 2023, the Company recorded VAT credit of $0 and $1,500, respectively.

The Company is also subject to other levies such as stamp tax, unban construction tax, additional education tax which are charged by local governments. The rates of such levies are small and vary among the different jurisdictions in which the Company does business. The Company also acts as the personal income tax withholding agent for the salaries paid its employees. As of June 30, 2024 and December 31, 2023, the Company recorded other levies and withholding $0, respectively.

NOTE 11 – NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The dilutive effect of potential common shares outstanding is included in diluted net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Net loss attributable to common shareholders	$(103,149)	$(76,899)
Weighted average common shares outstanding – Basic and diluted	45,501,016	45,000,000
Loss per shares – basic and diluted	$(0.00)	$(0.00)

NOTE 12 – STATUTORY RESERVES

Under the laws of the PRC the Company’s subsidiaries are required to make appropriations to the statutory reserve based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory reserve should be at least 10% of the after-tax net income until the reserve is equal to 50% of the registered capital. The statutory reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. The reserves amounted to $0 and $0 as of June 30, 2024 and December 31, 2023.

NOTE 13 – CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

a.	Credit risk and major customers

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

As of June 30, 2024 and December 31, 2023, 100% of the Company’s cash including cash on hand and deposits in accounts were maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of a bank’s failure. However, the Company has not experienced any such losses and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company’s key customers are located in the PRC. The Company has not entered into long-term supply contracts with any of these major customers. During the six months ended June 30, 2024 and 2023, the Company’s customers that accounted for 10% or more of the Company’s revenue were listed as follow:

	For the Six Months Ended June 30,
Customers	2024	2023
A	-	71%
B	59%	19%
C	21%	-

The suppliers accounted for 10% or more of the Company’s purchases during the six months ended June 30, 2024 and 2023 were listed as follow:

	For the Six Months Ended June 30,
Suppliers	2024	2023
AA	8%	85%
BB	-	15%
CC	36%	-
DD	45%	-
EE	-	-

b.	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

c.	Exchange rate risk

The reporting currency of the Company is USD, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of RMB revenues and assets as expressed in USD financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

d.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operation may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy. The outbreak of COVID-19 pandemic has expanded all over the world since the beginning of 2020, which has greatly slowdown the growth of the global economy, including the PRC, and this effect might be continued until the COVID 2019 was controlled by the human being. The slowdown of the growth of the PRC’s economy might has adversely effect on our current business and future developments if we would not catch the opportunities of the increasing demand of medical from the popular residents.

The Company’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024	By:	/s/ Hengfei Yang
	Name:	Hengfei Yang
	Title:	Chief Executive Officer